Exhibit 22
Subsidiary Guarantors of Guaranteed Securities
The following subsidiaries of Teleflex Incorporated are guarantors of its $500 million principal amount of 4.625% Senior Notes due 2027 and its $500 million principal amount of 4.25% Senior Notes due 2028:
Arrow International LLC
Arrow Interventional, Inc.
NeoTract, Inc.
Teleflex LLC
Teleflex Medical Incorporated
Teleflex Medical OEM LLC
TFX Equities Incorporated
TFX North America Inc.
Vascular Solutions LLC
Z-Medica, LLC